Exhibit 21.1

List of Subsidiaries of US VR GLOBAL.COM INC. (the “Company”)

As of April 19, 20128, the Company had the following subsidiaries:

Name	Jurisdiction	Equity Owners and Percentage of Equity Securities Held

US VR Global Inc.	Delaware	51% owned by the Company

The following chart shows US VR Global Inc.’s current corporate structure: